Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2025 THIRD QUARTER RESULTS

Gurugram, India and New York, January 23, 2025 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal third quarter ended December 31, 2024.

(in thousands)	For the three months ended December 31, 2023	For the three months ended December 31, 2024	YoY Change	YoY Change in constant currency(1)	For the nine months ended December 31, 2023	For the nine months ended December 31, 2024	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$214,216	$267,362	24.8%	26.2%	$579,637	$732,874	26.4%	28.0%
Air Ticketing	$51,695	$61,336	18.6%	20.2%	$146,170	$179,901	23.1%	24.7%
Hotels and Packages	$125,482	$147,089	17.2%	18.4%	$330,063	$397,133	20.3%	21.8%
Bus Ticketing	$24,177	$31,836	31.7%	32.8%	$68,893	$85,861	24.6%	26.1%
Others	$12,862	$27,101	110.7%	113.4%	$34,511	$69,979	102.8%	104.6%
Results from Operating Activities	$22,645	$34,687	53.2%		$48,491	$88,657	82.8%
Profit (loss) for the period	$24,217	$27,069	11.8%		$44,815	$66,054	47.4%
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$79,177	$93,762	18.4%	20.0%	$233,960	$278,900	19.2%	20.8%
Hotels and Packages	$98,789	$121,860	23.4%	24.9%	$260,016	$319,869	23.0%	24.7%
Bus Ticketing	$26,911	$35,028	30.2%	31.3%	$76,003	$94,492	24.3%	25.9%
Others	$13,011	$19,792	52.1%	53.9%	$34,914	$51,107	46.4%	48.3%
Adjusted Operating Profit(2)	$33,444	$46,004	37.6%		$91,782	$122,610	33.6%
Adjusted Net Profit(2)	$38,905	$44,910	15.4%		$100,298	$130,120	29.7%
Gross Bookings(3)	$2,088,273	$2,612,414	25.1%	26.8%	$5,915,462	$7,250,001	22.6%	24.3%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(3)
From April 1, 2024, we have added a gross bookings category for our other transport services (comprising Car Bookings and Rail Ticketing) as these are emerging transport services.

Financial Highlights for Fiscal 2025 Third Quarter

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings(3) increased by 26.8% YoY in 3Q25 to $2,612.4 million.
•
Adjusted Margin(2) – Air Ticketing increased by 20.0% YoY in 3Q25 to $93.8 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 24.9% YoY in 3Q25 to $121.9 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 31.3% YoY in 3Q25 to $35.0 million.
•
Adjusted Margin(2) – Others increased by 53.9% YoY in 3Q25 to $19.8 million.
•
Adjusted Operating Profit(2) improved to $46.0 million in 3Q25 versus $33.4 million in 3Q24, reflecting an improvement of $12.6 million YoY.
•
Adjusted Net Profit(2) improved to $44.9 million in 3Q25 versus $38.9 million in 3Q24, reflecting an improvement of $6.0 million YoY.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“The Indian travel and tourism sector is witnessing robust growth, reflecting a strong desire among travelers to explore new horizons. While Indian destinations continue to shine, many countries have made significant efforts to attract Indian travelers. Our strong performance this quarter reflects these macro trends, along with our focused execution and commitment to customer centricity.”

Mohit Kabra, Group Chief Financial Officer, MakeMyTrip, commenting on the results, said,

“Our robust financial performance this quarter across all lines of business underscores our strong execution of strategic priorities and the resilience of the travel sector. Our disciplined approach to cost management, combined with targeted investments in technology and customer experience, has enabled us to capitalize on growing travel demand and drive profitable growth.”

Fiscal 2025 Third Quarter Financial Results

Revenue. We generated revenue of $267.4 million in the quarter ended December 31, 2024, an increase of 24.8% (26.2% in constant currency(1)) over revenue of $214.2 million in the quarter ended December 31, 2023, primarily as a result of an increase of 18.6% (20.2% in constant currency) in revenue from our air ticketing business, an increase of 17.2% (18.4% in constant currency) in revenue from our hotels and packages business, an increase of 31.7% (32.8% in constant currency) in revenue from our bus ticketing business, and an increase of 110.7% (113.4% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to strong travel demand in India for both domestic and international outbound travel in the quarter ended December 31, 2024 as compared to the quarter ended December 31, 2023.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “About Key Performance Indicators and Non-IFRS Measures” and “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release.

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
	(Amounts in USD thousands)
Revenue as per IFRS	51,695	61,336	125,482	147,089	24,177	31,836	12,862	27,101
Add: Customer inducement costs recorded as a reduction of revenue	27,482	32,426	35,674	44,059	2,734	3,192	149	781
Less: Service cost	—	—	62,367	69,288	—	—	—	8,090
Adjusted Margin(2)	79,177	93,762	98,789	121,860	26,911	35,028	13,011	19,792

Air Ticketing. Revenue from our air ticketing business increased by 18.6% (20.2% in constant currency) to $61.3 million in the quarter ended December 31, 2024, from $51.7 million in the quarter ended December 31, 2023. Our Adjusted Margin – Air ticketing increased by 18.4% (20.0% in constant currency) to $93.8 million in the quarter ended December 31, 2024, from $79.2 million in the quarter ended December 31, 2023. Adjusted Margin – Air ticketing includes customer inducement costs of $32.4 million in the quarter ended December 31, 2024 and $27.5 million in the quarter ended December 31, 2023, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 21.4% (23.1% in constant currency) primarily driven by a 17.3% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to strong travel demand in India for both domestic and international outbound travel in the quarter ended December 31, 2024 as compared to the quarter ended December 31, 2023. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing decreased marginally to 6.1% in the quarter ended December 31, 2024 as compared to 6.3% in the quarter ended December 31, 2023.

Hotels and Packages. Revenue from our hotels and packages business increased by 17.2% (18.4% in constant currency) to $147.1 million in the quarter ended December 31, 2024, from $125.5 million in the quarter ended December 31, 2023. Our Adjusted Margin – Hotels and packages increased by 23.4% (24.9% in constant currency) to $121.9 million in the quarter ended December 31, 2024 from $98.8 million in the quarter ended December 31, 2023. Adjusted Margin – Hotels and packages includes customer inducement costs of $44.1 million in the quarter ended December 31, 2024 and $35.7 million in the quarter ended December 31, 2023, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 21.9% (23.4% in constant currency) primarily driven by a 19.3% increase in the number of hotel-room nights in the quarter ended December 31, 2024 as compared to the quarter ended December 31, 2023, primarily due to strong travel demand in India for both domestic and international outbound travel in the quarter ended December 31, 2024 as compared to the quarter ended December 31, 2023. Our Adjusted Margin % – Hotels and packages increased marginally to 17.9% in the quarter ended December 31, 2024 as compared to 17.7% in the quarter ended December 31, 2023.

Bus Ticketing. Revenue from our bus ticketing business increased by 31.7% (32.8% in constant currency) to $31.8 million in the quarter ended December 31, 2024, from $24.2 million in the quarter ended December 31, 2023. Our Adjusted Margin – Bus ticketing increased by 30.2% (31.3% in constant currency) to $35.0 million in the quarter ended December 31, 2024 from $26.9 million in the quarter ended December 31, 2023. Adjusted Margin – Bus ticketing includes customer inducement costs of $3.2 million in the quarter ended December 31, 2024 and $2.7 million in the quarter ended December 31, 2023, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was primarily due to an increase in gross bookings by 21.9% (23.6% in constant currency) driven by a 22.5% increase in the number of bus tickets travelled year over year, primarily due to strong travel demand in India in the quarter ended December 31, 2024 as compared to the quarter ended December 31, 2023. Our Adjusted Margin % – Bus ticketing increased marginally to 10.7% in the quarter ended December 31, 2024 as compared to 10.0% in the quarter ended December 31, 2023.

Others. Revenue from our others business increased by 110.7% (113.4% in constant currency) to $27.1 million in the quarter ended December 31, 2024, from $12.9 million in the quarter ended December 31, 2023. Our Adjusted Margin – Others increased by 52.1% (53.9% in constant currency) to $19.8 million in the quarter ended December 31, 2024 from $13.0 million in the quarter ended December 31, 2023. Adjusted Margin – Others includes customer inducement costs of $0.8 million in the quarter ended December 31, 2024 and $0.1 million in the quarter ended December 31, 2023, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily due to an increase in other travel services and marketing alliances primarily due to strong travel demand in India in the quarter ended December 31, 2024 as compared to the quarter ended December 31, 2023.

Other Income. Other income was $0.04 million in the quarter ended December 31, 2024 and $0.06 million in the quarter ended December 31, 2023.

Service Cost. Service cost increased by 24.1% to $77.4 million in the quarter ended December 31, 2024 from $62.4 million in the quarter ended December 31, 2023, primarily due to strong travel demand particularly in our packages business in India and an increase of $8.1 million in service cost related to our car booking business in the quarter ended December 31, 2024 as compared to the quarter ended December 31, 2023.

Personnel Expenses. Personnel expenses increased by 11.9% to $39.7 million in the quarter ended December 31, 2024 from $35.5 million in the quarter ended December 31, 2023, primarily due to the annual wage increases effected in the quarter ended June 30, 2024.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 31.2% to $47.3 million in the quarter ended December 31, 2024 from $36.1 million in the quarter ended December 31, 2023, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to strong travel demand in India in the quarter ended December 31, 2024 as compared to the quarter ended December 31, 2023. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $80.5 million in the quarter ended December 31, 2024 and $66.0 million in the quarter ended December 31, 2023. The details are as follows:

	For the three months ended December 31
	2023	2024
	(Amounts in USD thousands)
Marketing and sales promotion expenses	36,084	47,345
Customer inducement costs recorded as a reduction of revenue	66,039	80,458

Other Operating Expenses. Other operating expenses increased by 20.8% to $61.5 million in the quarter ended December 31, 2024 from $50.9 million in the quarter ended December 31, 2023, primarily due to an increase in operating expenses, including distribution costs, payment gateway charges and outsourcing expenses linked to an increase in bookings in the quarter ended December 31, 2024 as compared to the quarter ended December 31, 2023.

Depreciation and Amortization. Our depreciation and amortization expenses were $6.8 million in the quarter ended December 31, 2024 and $6.7 million in the quarter ended December 31, 2023.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $34.7 million in the quarter ended December 31, 2024 as compared to a profit of $22.6 million in the quarter ended December 31, 2023. Our Adjusted Operating Profit was $46.0 million in the quarter ended December 31, 2024 as compared to $33.4 million in the quarter ended December 31, 2023. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Income (Costs). Our net finance cost was $4.8 million in the quarter ended December 31, 2024 as compared to net finance income of $1.5 million in the quarter ended December 31, 2023, primarily due to an increase of $5.7 million in unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from Indian Rupees to U.S. dollars in the quarter ended December 31, 2024 as compared to the quarter ended December 31, 2023.

Income Tax Benefit (Expense). Our income tax expense was $2.8 million in the quarter ended December 31, 2024 as compared to income tax benefit of $0.05 million in the quarter ended December 31, 2023, primarily due to a net reversal of deferred tax assets, recognized in the quarter ended March 31, 2024.

Profit (Loss) for the Period. As a result of the foregoing factors, our profit for the quarter ended December 31, 2024 was $27.1 million as compared to $24.2 million in the quarter ended December 31, 2023. Our Adjusted Net Profit was $44.9 million in the quarter ended December 31, 2024, as compared to $38.9 million in the quarter ended December 31, 2023. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. As a result of the foregoing factors, diluted earnings per share was $0.23 for the quarter ended December 31, 2024 as compared to $0.22 in the quarter ended December 31, 2023. Our Adjusted Diluted Earnings per share was $0.39 in the quarter ended December 31, 2024 as compared to $0.35 in the quarter ended December 31, 2023. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at December 31, 2024, cash and cash equivalents and term deposits (including restricted cash and cash equivalents and term deposits of $9.4 million) on our balance sheet was $705.5 million. As at December 31, 2024, we had $0.6 million in bank overdraft.

Recent Developments

During the third quarter of the fiscal year 2025, our wholly-owned subsidiary, MakeMyTrip (India) Private Limited (“MakeMyTrip India”), entered into a business transfer agreement to acquire a corporate travel and expense management business on a going concern basis, operated through the “HAPPAY” brand from VA Tech Ventures Private Limited, for a consideration of up to INR 1.0 billion (or $11.7 million), which is subject to certain adjustments. The acquisition is subject to customary closing conditions and is expected to occur during the fourth quarter of the fiscal year 2025. Following the closing of the acquisition, the “HAPPAY” brand and its expense management business will be owned by MakeMyTrip India and HAPPAY’S dedicated team will become employees of MakeMyTrip India.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase plan, pursuant to which the Company can repurchase its ordinary shares at any price determined by its board of directors from time to time, remains effective until March 31, 2026. Furthermore, the board of directors has authorized the Company to repurchase its 2028 Notes from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws (including Rule 14e-5 of the U.S. Securities Exchange Act of 1934). The aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $136.0 million and the aggregate amount of ordinary shares that may be repurchased by the Company shall not exceed $60.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

There were no repurchases of ordinary shares pursuant to the share repurchase plan or repurchases of 2028 Notes during the third quarter of fiscal year 2025. As at December 31, 2024, we had remaining authority to repurchase an aggregate of up to $135.8 million of our outstanding ordinary shares and 2028 Notes.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended December 31, 2024 beginning at 7:30 AM EDT or 6:00 PM IST on January 23, 2025 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following the following link https://makemytrip.zoom.us/webinar/register/WN_1XMmOkMtROezj0BmKN2cYg#/registration to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, “Adjusted Diluted Earnings (Loss) per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a "gross" basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the period and diluted earnings (loss) per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, amortization of acquired intangibles, impairment provision for non-financial assets, net change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost, and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the period and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior period. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to”, “project”, “seek”, “should” or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated July 2, 2024, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, foreign exchange and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2024	As at December 31, 2024
Assets
Property, plant and equipment	25,895	25,896
Intangible assets and goodwill	613,386	587,825
Trade and other receivables	7,696	9,111
Investment in equity-accounted investees	2,022	1,867
Other investments	1,361	960
Term deposits	966	1,703
Non-current tax assets	22,071	27,929
Deferred tax assets, net	129,317	107,798
Other non-current assets	85	181
Total non-current assets	802,799	763,270
Inventories	218	313
Contract assets	253	9,720
Current tax assets	4,947	61
Trade and other receivables	91,950	143,035
Term deposits	279,722	312,579
Other current assets	153,123	191,951
Cash and cash equivalents	327,065	391,263
Total current assets	857,278	1,048,922
Total assets	1,660,077	1,812,192
Equity
Share capital	55	56
Share premium	2,161,217	2,201,612
Other components of equity	(29,899)	(59,854)
Accumulated deficit	(1,020,518)	(955,515)
Total equity attributable to owners of the Company	1,110,855	1,186,299
Non-controlling interests	5,563	5,625
Total equity	1,116,418	1,191,924
Liabilities
Loans and borrowings(#)	216,818	226,546
Employee benefits	11,662	13,660
Contract liabilities	408	251
Deferred tax liabilities, net	4,754	2,866
Other non-current liabilities	12,443	12,575
Total non-current liabilities	246,085	255,898
Bank overdraft	—	570
Loans and borrowings(#)	4,806	5,531
Trade and other payables	118,548	165,720
Contract liabilities	92,958	109,846
Other current liabilities	81,262	82,703
Total current liabilities	297,574	364,370
Total liabilities	543,659	620,268
Total equity and liabilities	1,660,077	1,812,192

# Loans and borrowings include lease liabilities amounting to $15.2 million as at December 31, 2024 (as at March 31, 2024: $16.7 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended December 31		For the nine months ended December 31
	2023	2024	2023	2024
Revenue
Air ticketing	51,695	61,336	146,170	179,901
Hotels and packages	125,482	147,089	330,063	397,133
Bus ticketing	24,177	31,836	68,893	85,861
Other revenue	12,862	27,101	34,511	69,979
Total revenue	214,216	267,362	579,637	732,874
Other income	58	37	587	229
Service cost
Procurement cost of hotels and packages services	62,367	69,288	162,239	191,850
Other cost of providing services	—	8,090	—	20,390
Personnel expenses	35,509	39,736	104,336	117,314
Marketing and sales promotion expenses	36,084	47,345	91,706	123,221
Other operating expenses	50,931	61,502	153,173	171,556
Depreciation and amortization	6,738	6,751	20,279	20,115
Results from operating activities	22,645	34,687	48,491	88,657
Finance income	7,710	6,634	17,630	21,098
Finance costs	6,228	11,437	21,222	24,714
Net finance income (costs)	1,482	(4,803)	(3,592)	(3,616)
Share of profit (loss) of equity-accounted investees	42	(19)	41	(108)
Profit (loss) before tax	24,169	29,865	44,940	84,933
Income tax benefit (expense)*	48	(2,796)	(125)	(18,879)
Profit (loss) for the period	24,217	27,069	44,815	66,054
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liability	—	—	(369)	(466)
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value	—	—	—	(452)
	—	—	(369)	(918)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	155	(19,113)	(7,658)	(22,535)
Other comprehensive income (loss) for the period, net of tax	155	(19,113)	(8,027)	(23,453)
Total comprehensive income for the period	24,372	7,956	36,788	42,601
Profit (loss) attributable to:
Owners of the Company	24,262	27,020	44,791	65,903
Non-controlling interests	(45)	49	24	151
Profit (loss) for the period	24,217	27,069	44,815	66,054
Total comprehensive income (loss) attributable to:
Owners of the Company	24,423	8,027	36,856	42,600
Non-controlling interests	(51)	(71)	(68)	1
Total comprehensive income for the period	24,372	7,956	36,788	42,601
Earnings (loss) per share (in USD)
Basic	0.22	0.24	0.40	0.59
Diluted	0.22	0.23	0.40	0.57
Weighted average number of shares (including Class B Shares)
Basic	111,048,490	113,031,070	110,855,929	112,408,095
Diluted	112,677,530	115,448,770	112,413,794	114,775,785

* Income tax expense for the three months and nine months ended December 31, 2024 primarily includes net reversal of deferred tax assets, recognized in the quarter ended March 31, 2024.

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Treasury Shares Reserve	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2024	55	2,161,217	31,122	—	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	—	65,903	65,903	151	66,054
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(22,385)	—	(22,385)	(150)	(22,535)
Equity instruments at FVOCI - net change in fair value	—	—	—	—	(452)	—	—	—	(452)	—	(452)
Remeasurement of defined benefit liability	—	—	—	—	—	—	—	(466)	(466)	—	(466)
Total other comprehensive income (loss)	—	—	—	—	(452)	—	(22,385)	(466)	(23,303)	(150)	(23,453)
Total comprehensive income (loss) for the period	—	—	—	—	(452)	—	(22,385)	65,437	42,600	1	42,601
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	—	26,146	—	—	26,146	61	26,207
Issue of ordinary shares on exercise of share based awards	1	40,395	—	—	—	(33,387)	—	—	7,009	—	7,009
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(33)	—	33	—	—	—
Treasury shares acquired	—	—	—	(181)	—	—	—	—	(181)	—	(181)
Total contributions by owners	1	40,395	—	(181)	—	(7,274)	—	33	32,974	61	33,035
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interests	—	—	—	—	—	—	337	(467)	(130)	—	(130)
Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	337	(467)	(130)	—	(130)
Total transactions with owners of the Company	1	40,395	—	(181)	—	(7,274)	337	(434)	32,844	61	32,905
Balance as at December 31, 2024	56	2,201,612	31,122	(181)	(84)	109,610	(200,321)	(955,515)	1,186,299	5,625	1,191,924

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the nine months ended December 31
	2023	2024
Profit (loss) for the period	44,815	66,054
Adjustments for non-cash items	58,035	69,449
Changes in working capital	24,107	(38,062)
Net cash generated from operating activities	126,957	97,441
Net cash used in investing activities	(96,047)	(27,216)
Net cash generated from (used in) financing activities	(4,800)	943
Increase in cash and cash equivalents	26,110	71,168
Cash and cash equivalents at beginning of the period	284,018	327,065
Effect of exchange rate fluctuations on cash held	(375)	(7,540)
Cash and cash equivalents (net of bank overdraft) at end of the period	309,753	390,693

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended December 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024
Consolidated Revenue	51,695	61,336	125,482	147,089	24,177	31,836	12,862	27,101	214,216	267,362
Add: Customer inducement costs recorded as a reduction of revenue*	27,482	32,426	35,674	44,059	2,734	3,192	149	781	66,039	80,458
Less: Service cost	—	—	62,367	69,288	—	—	—	8,090	62,367	77,378
Adjusted Margin	79,177	93,762	98,789	121,860	26,911	35,028	13,011	19,792	217,888	270,442
Other income									58	37
Personnel expenses									(35,509)	(39,736)
Marketing and sales promotion expenses									(36,084)	(47,345)
Customer inducement costs recorded as a reduction of revenue*									(66,039)	(80,458)
Other operating expenses									(50,931)	(61,502)
Depreciation and amortization									(6,738)	(6,751)
Finance income									7,710	6,634
Finance costs									(6,228)	(11,437)
Share of profit (loss) of equity-accounted investees									42	(19)
Profit before tax									24,169	29,865

	For the nine months ended December 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024
Consolidated Revenue	146,170	179,901	330,063	397,133	68,893	85,861	34,511	69,979	579,637	732,874
Add: Customer inducement costs recorded as a reduction of revenue*	87,790	98,999	92,192	114,586	7,110	8,631	403	1,518	187,495	223,734
Less: Service cost	—	—	162,239	191,850	—	—	—	20,390	162,239	212,240
Adjusted Margin	233,960	278,900	260,016	319,869	76,003	94,492	34,914	51,107	604,893	744,368
Other income									587	229
Personnel expenses									(104,336)	(117,314)
Marketing and sales promotion expenses									(91,706)	(123,221)
Customer inducement costs recorded as a reduction of revenue*									(187,495)	(223,734)
Other operating expenses									(153,173)	(171,556)
Depreciation and amortization									(20,279)	(20,115)
Finance income									17,630	21,098
Finance costs									(21,222)	(24,714)
Share of profit (loss) of equity-accounted investees									41	(108)
Profit before tax									44,940	84,933

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived at by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
Revenue as per IFRS	51,695	61,336	125,482	147,089	24,177	31,836	12,862	27,101
Add: Customer inducement costs recorded as a reduction of revenue	27,482	32,426	35,674	44,059	2,734	3,192	149	781
Less: Service cost	—	—	62,367	69,288	—	—	—	8,090
Adjusted Margin(2)	79,177	93,762	98,789	121,860	26,911	35,028	13,011	19,792

	For the nine months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
Revenue as per IFRS	146,170	179,901	330,063	397,133	68,893	85,861	34,511	69,979
Add: Customer inducement costs recorded as a reduction of revenue	87,790	98,999	92,192	114,586	7,110	8,631	403	1,518
Less: Service cost	—	—	162,239	191,850	—	—	—	20,390
Adjusted Margin(2)	233,960	278,900	260,016	319,869	76,003	94,492	34,914	51,107

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2023	2024	2023	2024
Results from operating activities as per IFRS	22,645	34,687	48,491	88,657
Add: Acquisition related intangibles amortization	2,938	2,845	9,073	8,595
Add: Employee share-based compensation costs	7,861	8,472	24,171	25,358
Add: Impairment provision for non-financial assets	—	—	10,047	—
Adjusted Operating Profit (Loss)	33,444	46,004	91,782	122,610

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2023	2024	2023	2024
Profit (Loss) for the period as per IFRS	24,217	27,069	44,815	66,054
Add: Acquisition related intangibles amortization	2,938	2,845	9,073	8,595
Add: Employee share-based compensation costs	7,861	8,472	24,171	25,358
Add: Impairment provision for non-financial assets	—	—	10,047	—
Add: Interest expense on financial liabilities measured at amortized cost	3,979	3,709	11,893	11,126
Add (Less): Income tax expense (benefit)	(48)	2,796	125	18,879
Add: Net change in value of financial liability in business combination	—	—	215	—
Add (Less): Share of loss (profit) of equity-accounted investees	(42)	19	(41)	108
Adjusted Net Profit (Loss)	38,905	44,910	100,298	130,120

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2023	2024	2023	2024
Diluted Earnings (Loss) per share for the period as per IFRS	0.22	0.23	0.40	0.57
Add: Acquisition related intangibles amortization	0.03	0.02	0.08	0.07
Add: Employee share-based compensation costs	0.06	0.07	0.21	0.22
Add: Impairment provision for non-financial assets	—	—	0.09	—
Add: Interest expense on financial liabilities measured at amortised cost	0.04	0.04	0.11	0.11
Add (Less): Income tax expense (benefit)	*	0.03	*	0.16
Add: Net change in value of financial liability in business combination	—	—	*	—
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings (Loss) per share	0.35	0.39	0.89	1.13

* Less than $0.01.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount:

(Unaudited)	For the three months ended December 31, 2024
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	61,336	147,089	31,836	27,101	267,362	93,762	121,860	35,028	19,792
Impact of Foreign Currency Translation	808	1,452	276	345	2,881	1,223	1,523	318	236
Constant Currency Amount	62,144	148,541	32,112	27,446	270,243	94,985	123,383	35,346	20,028

(Unaudited)	For the nine months ended December 31, 2024
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	179,901	397,133	85,861	69,979	732,874	278,900	319,869	94,492	51,107
Impact of Foreign Currency Translation	2,373	5,015	1,046	632	9,066	3,608	4,418	1,169	654
Constant Currency Amount	182,274	402,148	86,907	70,611	741,940	282,508	324,287	95,661	51,761

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth:

(Unaudited)	For the three months ended December 31, 2024
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	18.6%	17.2%	31.7%	110.7%	24.8%	18.4%	23.4%	30.2%	52.1%
Impact of Foreign Currency Translation	1.6%	1.2%	1.1%	2.7%	1.4%	1.6%	1.5%	1.1%	1.8%
Constant Currency Growth	20.2%	18.4%	32.8%	113.4%	26.2%	20.0%	24.9%	31.3%	53.9%

(Unaudited)	For the nine months ended December 31, 2024
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	23.1%	20.3%	24.6%	102.8%	26.4%	19.2%	23.0%	24.3%	46.4%
Impact of Foreign Currency Translation	1.6%	1.5%	1.5%	1.8%	1.6%	1.6%	1.7%	1.6%	1.9%
Constant Currency Growth	24.7%	21.8%	26.1%	104.6%	28.0%	20.8%	24.7%	25.9%	48.3%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended December 31		For the nine months ended December 31
	2023	2024	2023	2024
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	12,469	14,665	38,330	43,926
Hotels and Packages – Room nights	8,240	9,834	23,354	27,446
Standalone Hotels – Online(2) – Room nights	7,967	9,549	22,662	26,720
Bus Ticketing – Travelled tickets	22,470	27,522	64,096	77,638

Adjusted Margin
Air Ticketing(3)	$79,177	$93,762	$233,960	$278,900
Hotels and Packages	98,789	121,860	260,016	319,869
Bus Ticketing	26,911	35,028	76,003	94,492
Others	13,011	19,792	34,914	51,107

Gross Bookings
Air Ticketing(3)	$1,259,314	$1,528,854	$3,659,599	$4,336,882
Hotels and Packages	559,206	681,474	1,489,618	1,810,023
Bus Ticketing	269,753	328,859	766,245	908,291
Other Transport Services(4)	—	73,227	—	194,805
	$2,088,273	$2,612,414	$5,915,462	$7,250,001

Adjusted Margin %
Air Ticketing(3)	6.3%	6.1%	6.4%	6.4%
Hotels and Packages	17.7%	17.9%	17.5%	17.7%
Bus Ticketing	10.0%	10.7%	9.9%	10.4%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(3)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.
(4)
From April 1, 2024, we have added a gross bookings category for our other transport services (comprising Car Bookings and Rail Ticketing) as these are emerging transport services.